BART AND ASSOCIATES, LLC
Attorneys at Law

March 7, 2014

Via SEC Edgar Submission
Tiffany Posil
John Reynolds, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:	American Brewing Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 3, 2014
File No. 333-193725

Dear Mr. Reynolds:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:  Please update your financial statements to the extent required by Rule 8-08 of Regulation S-X and provide an updated accountants’ consent, if appropriate.

Answer to Comment 1:  The Company is in the process of having its financial statements for the year ended December 31, 2013 audited, and will provide the updated yearend financial statements and footnotes upon the completion of the audit.

Comment 2:  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Answer to Comment 2:  Other than the Private Placement Memorandum filed with the initial registration statement as Exhibit 10.1, there are no communications that have been provided to potential investors.  Also, there are no research reports about the company that have been published or distributed in any way.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Summary of Prospectus, page 1

Comment 3:  Please revise the registration statement to include an explanatory note addressing the primary and secondary offerings and the extent to which they and the related prospectuses are different. For example, it is unclear if you plan to use alternate pages for the plan of distribution, use of proceeds, and so forth. Please revise accordingly.

Answer to Comment 3:  The Company will not be receiving any of the proceeds from the sale of common stock by the selling shareholders.  The plan of distribution section is currently divided into language related to the shares offered by the selling stockholders and the shares to be sold by the Company.  The use of proceeds section is for the primary offering of common stock by the Company only, as the Company will not be receiving any proceeds from any sales by its selling shareholders.  Language has been added to the prospectus to clarify the proceeds to be received.

Comment 4:  We note the relatively small size of the primary offering. Please revise the summary and risk factors to address the difficulty you may have raising proceeds in your offering because your selling shareholders are offering significantly more shares concurrently with your offering.

Answer to Comment 4:  Language has been added to the prospectus summary and risk factors to address the fact that the company may face difficulty in selling its common stock due to the larger number of shares to be sold by its selling shareholders.

Comment 5:  Please revise to address the extent to which potential investors in your offering may under certain circumstances be able to purchase shares for less than $0.50 per share.

Answer to Comment 5:  There are no circumstances in which potential investors would be able to purchase the shares sold by the Company for less than $0.50 per share.   For the shares to be sold by selling shareholders, the prospectus addresses the fact that the shares will be sold at $0.50 per share until the shares are quoted, at which time the shares will be sold by the selling shareholders at prevailing market prices or in privately negotiated transactions.

Comment 6: Given the two separate offerings of the same securities, please advise us how you considered the application of Regulation M to your facts. We note the discussion in the seventh paragraph on page 26. We may have further comment.

Answer to Comment 6:  The language related to Regulation M was included as a disclosure to its selling shareholders of the risks of certain acts.  The Company does not believe that any of its selling shareholders will be part of a distribution of its common stock, and no selling shareholder is acting as an underwriter for the Company’s common stock.  Finally, the Company is not aware of any passive market making activity to be conducted by any of its selling shareholders, and the Company does not currently have a market maker, as the Company’s common stock is not traded or quoted on an exchange, and there is no market for the Company’s common stock.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Prospectus Cover Page

Comment 7:  With respect to the securities being registered for sale by the company, please disclose the aggregate offering price, the net proceeds on a per share basis and the net proceeds for the total amount of the offering as required by Item 501(b)(3) of Regulation S-K.

Answer to Comment 7: The prospectus cover page has been amended to include disclosures related to the aggregate offering price and net proceeds for the shares to be sold by the Company.

The Offering, page 5

Comment 8:  We note your disclosure that the company intends to use the proceeds to commence day to day business operations. However, disclosure on page 30 that the company is “currently conducting operations and generating revenue” and elsewhere in the prospectus suggests that the company has already commenced day to day business operations. Please revise to clarify.

Answer to Comment 8:  The disclosure has been updated to correctly state the use of the proceeds received, and to remove any language related to the commencement of business operations, as the Company is already operating and generating revenue.

Risk Factors, page 7

Comment 9:  Please add risk factor disclosure regarding the extent to which the company is dependent on its brewer. In doing so, please address the impact of the loss of your brewer.

Answer to Comment 9:  The Company does not believe it is necessary to include a risk factor discussing its dependence on its brewer.  The Company has informed me that the loss of the Company’s brewer would not affect the operations of the company, and would not negatively affect any of its products.  All of the recipes brewed by the Company are owned solely by the Company.  Also, all of the Company’s assistant brewers are trained in all of the Company’s recipes, and have completed the Brewing Science and Engineering program through the American Brewer’s Guild.  If the Company’s brewer would resign from his position effective immediately, the Company would continue to operate as is under its assistant brewers until a new master brewer could be hired.

Comment 10:  We note the third risk factor on page 8. Please revise here and where appropriate to clarify the other business activities that present potential conflicts. Additionally, with a view to clarifying disclosure, advise us if your executive officers contribute material time to other business activities.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Answer to Comment 10:  Language has been added to the risk factor to disclose the fact that there are no current conflicts of interest, and that the language related to conflicts of interest is specifically for potential future conflicts.  The Company’s officers and directors do not contribute material time to other business activities, and the Company does not believe any future conflicts of interest will arise.

Speculative nature of our business could result in unpredictable results…page 10

Comment 11:  Please revise to tailor the risk factor disclosure to the industry in which the company operates as it does not appear that the company operates in the liquor industry.

Answer to Comment 11:  The language in the above listed comment has been amended to more accurately reflect the industry in which the Company operates.

The company officers and directors will continue to exercise significant control over our operations…page17

Comment 12:  Please discuss the combined voting power of the common stock and preferred stock held by members of management and the board of directors before and after the offering. Please also revise the beneficial ownership table to provide this information.

Answer to Comment 12:  The risk factor referenced above has been amended to include the combined voting power of the Company’s management and board of directors.  Also, additional language has been added to the beneficial ownership table to more accurately describe the aggregate voting power of the Company’s directors.

Comment 13:  Please revise to state whether you intend to cease providing periodic reports assuming you have fewer than 300 holders after a year. Please also address here or where appropriate to clarify your plans to hold annual meetings and seek shareholder approval of significant transactions. For example, we note the statement on page 28 that you do not intend to issue preferred stock without stockholder approval; however, it is unclear if management currently holds sufficient voting power to undertake such actions without seeking shareholder approval.

Answer to Comment 13:  The risk factor described above has been amended to include language related to the filing of periodic reports, annual meetings and shareholder approval.  Also, the disclosure under the heading Preferred Stock has been amended to disclose management’s voting power.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Use of Proceeds, page 19

Comment 14:  Please briefly outline the plan for the proposed business expansion and the proposed timeline for such expansion. In this regard we note your disclosure on page 5 that the company intends to use the proceeds for “expansion of its current brewing facility” and your disclosure on page 4 that the company plans to utilize a portion of the proceeds from this offering to expand its product line, to expand its geographic customer base and to begin distributing its products nationwide.

Answer to Comment 14: The plan for the proposed business expansion has been added to the revised disclosure statement.

Comment 15:  Please revise to clarify what you mean by “business expansion” and “brewing machinery.” For example, it is unclear how these plans differ from one another, and it is unclear if brewing machinery means a new brewing facility, expansion of the current facility by a certain quantified amount or otherwise. In this regard, we note media reports that you intend to replace your 15-barrel brewhouse with a 30-barrel, steam-heated brewhouse.

Answer to Comment 15:  Language has been added under the Use of Proceeds Table to describe the difference between business expansion and brewing machinery.

Dilution of the Price you Pay for Your Shares, page 20

Comment 16: Please tell us how you arrived at 11,730,317 pro forma shares outstanding before the offering in your calculation of dilution. We note you had 8,990,000 shares outstanding at September 30, 2013 and you have also included 1,430,000 shares related to the Regulation D offering which totals to 10,420,000 shares outstanding on a pro forma basis.

Answer to Comment 16:  The 11,730,317 pro forma shares outstanding includes the 8,990,000 common shares outstanding as of September 30, 2013, the 1,430,000 common shares sold pursuant to the Regulation D, Rule 506 offering, 900,000 common shares issued to consultants in January of 2014, 28,500 common shares issued to employees as bonus compensation on December 31, 2013, 13,000 common shares issued as compensation for services rendered to non-employees on December 31, 2013, and 368,817 common shares issued to Neil Fallon (183,102 shares), Julie Anderson (131,236 shares) and Mark Meath (54,479 shares) pursuant to the conversion of debts owed by the Company on December 31, 2013.  The total pro forma shares outstanding, as is included in the revised registration statement, has been adjusted based on a $5,000 decrease in the principal amount of debt converted by Neil Fallon, due to an incorrect debt calculation during the original conversion, which resulted in the issuance of 169,639 shares to Neil Fallon rather than the 183,102 shares originally disclosed.  Also, the Company issued an additional 300,000 shares to two consultants, as is described in the revised disclosure statement.  The new pro forma common shares outstanding as of the date of the amended prospectus is 12,016,854, and the amount of common shares outstanding subsequent to the offering shall be 12,586,854.  The applicable changes have been made to the revised prospectus, including the dilution risk factor, dilution section, beneficial ownership and the subsequent events section of the footnotes to the financial statements.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Comment 17:  Additionally, please tell us if you have considered the impact of expenses related to the Regulation D offering and this registration statement on your pro forma net tangible book value prior to the offering and pro forma net tangible book value after the offering.

Answer to Comment 17:  The expenses related to the Regulation D offering and the current offering are included in the pro format net tangible book value, as those expenses have already been incurred by the Company.

Selling Shareholders, page 23

Comment 18:  Please revise your selling shareholder table to accurately reflect the information required by Item 507 of Regulation S-K. For example, we note your disclosure that Cara Chidley is offering more shares (400,000) than beneficially owned prior to the offering (3,500). We also note that the number of shares beneficially owned after the offering does not appear to reflect the difference between shares beneficially owned prior to offering and shares to be offered.

Answer to Comment 18: The Shares to be Offered column in the selling shareholder list was adjusted inaccurately during the formatting process, with one of the share amounts being mistakenly deleted, resulting in the list being offset by one row.  The corrections have been made to the selling shareholder list, showing the accurate number of shares being sold and owned by each shareholder.

Comment 19:  Please disclose all material terms of the transactions by which the selling shareholders received their shares, including the exercise price of the warrants. In doing so, please clarify if there were minimum share requirements, registration rights or other arrangements in connection with these transactions.

Answer to Comment 19:  The material terms of the transactions have been disclosed in the registration statement, and additional language has been added related to warrant exercise price, minimum share requirements, registration rights and other arrangements.

Comment 20:  Please clarify the nature of the “services rendered” and “consulting services.”

Answer to Comment 20:  The services rendered and consulting services have been clarified in the revised disclosure statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Description of Our Business, page 30

Executive Summary, page 30

Comment 21:  We note your disclosure here and on page 36 that the company has pending distributor relationships in six states. Please clarify the status of these relationships. For example, it is unclear if you are engaged in active discussions. Please also advise us supplementally of the general scope of the pending distributorships. We may have further comment.
Answer to Comment 21:  The disclosure has been amended to define the pending distributor relationships, and to clarify that currently the Company does not have any agreements in place with any of the pending distributors.

Comment 22: Please revise to clarify the approximate quantities of product you sell on a quarterly basis.

Answer to Comment 22:  The approximate quantities of products sold during each quarter have been added to the revised disclosure statement.

Distribution, page 32

Comment 23:  On pages 4 and 30 you disclose that the company “sells its products in the states of Washington and North Carolina as well as parts of Canada and Japan” and on page 32 you disclose that the company “is currently working with ten different distributors in Washington, North Carolina and Canada.” Please disclose how the company’s products reach consumers in parts of Japan.

Answer to Comment 23:  One of the Company’s current distributors distributes its products to Japan.  Additional language has been added to the “Distribution” paragraph clarifying that one of the Company’s 10 distributors distributes the Company’s products in Japan.

Comment 24:  Please briefly discuss the terms of your relationships with the third party distributors that currently distribute your product, including their scope and whether you have contractual arrangements with such distributors. In this regard, please clarify the extent to which your sales are predominantly of kegs in restaurants and bars or bottles sold in stores or otherwise.

Answer to Comment 24:  The revised “Distribution” section includes language describing the terms of the distributor relationships, as well as the sales of barrels versus retail packaged products.

Growth Strategy, page 32

Comment 25:  Please provide more detail regarding the company’s plans to expand its beer products. For example, it is unclear if you plan to increase the number of beers you offer, increase the ways in which the beer is packaged, or both.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Answer to Comment 25:  Additional language has been added to clarify that the Company intends to increase the number of beers it offers, and also plans to increase the way the beer is packaged.

Comment 26:  Please provide more detail regarding how the company plans to expand its current geographic customer base and distribute its products nationwide. For example, it is unclear if you intend to rely on distributors to market your products to new customers or if you plan to utilize other marketing methods.

Answer to Comment 26:  Additional detail has been provided in the revised disclosure statement related to the use of distributors.

Revenue Model and Distribution Methods of the Products or Services, page 33

Comment 27:  Please provide the basis for your statement that the company is “redefining the current micro-brew industry.”

Answer to Comment 27:  The language related to “redefining the current micro-brew industry” has been removed to prevent potential shareholder confusion related to the ambiguous nature of the statement.

Sources and Availability of Raw Materials and Names of Principal Suppliers, page 33

Comment 28:  We note your disclosure that you rely on a limited number of suppliers for raw materials used to make and package the company’s beer. Please disclose the names of your principal suppliers of raw materials as required by Item 101(h)(4)(v) of Regulation S-K.

Answer to Comment 28: The Company’s current suppliers of raw materials have been added to the revised disclosure statement.

Description of Property, page 35

Comment 29:  If such property is not held in fee, please state as much and briefly describe how it is held. Refer to Item 102 of Regulation S-K.

Answer to Comment 29: The revised disclosure statement now describes the fact that the Company’s warehouse (brewery and office space) is leased.

Comment 30:  Please state briefly the location and general character of your brewery. Also discuss the brewery’s productive capacity in the context of the company’s plan to expand its product line.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Answer to Comment 30:  The Company’s brewery is located at the same address as the Company’s office space.  Additional language has been added to discuss the brewery’s character as well as its productive capacity.

Management’s Discussion and Analysis or Plan of Operation, page 36

Results of Operations, page 36

Comment 31: Please supplement your current disclosure for each period presented to separately quantify, where possible, the underlying factors contributing to material variances in Revenue, Cost of Goods Sold and Operating Expenses.

Answer to Comment 31:  The disclosure has been supplemented, where possible, to quantify underlying factors contributing to material variances in Revenue, Cost of Goods Sold and Operating Expenses.

Comment 32:  Please supplement your current disclosure to incorporate the disaggregated results of your segments where it is appropriate. Please also disclose any material trends in the segment financial results, if applicable.

Answer to Comment 32:  The revised disclosure includes disaggregated results of the Company’s segments where possible and appropriate, and also includes material trends in the segment financial results.  It is not possible to disaggregate operating expenses for retail and wholesale sales, as all beer is produced in aggregate.

Comment 33:  We note that your revenues increased 112% from fiscal year 2011 to fiscal year 2012 and that you attribute such increase to increased sales of your products and new beer styles and specialty batches. Please provide a narrative discussion of the extent to which such increase was attributable to an increase in the volume of products sold, an increase in prices or to the introduction of new products. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Answer to Comment 33: A more detailed explanation of the reasons for the increase in revenues for the year ended December 31, 2012 compared to the year ended December 31, 2011 has been added to the Results of Operations Section.

Comment 34:  Please provide more detail regarding the trend towards increasing hops prices and, if material, the impact that you expect such increase will have on income from continuing operations. In doing so, please disclose the percentage increase in hops prices for the periods for which disclosure is required by Item 303 of Regulation S-K.

Answer to Comment 34:  The percentage of increase in Hops prices and the annual increase of Hops prices has been included in the revised disclosure statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Continuing Plan of Operation (0-12 months), page 38

Comment 35: Please identify the principal milestones and timeline for your expansion plan.

Answer to Comment 35: The plan for the expansion, including what has already been completed as well as future milestones have been added to the revised disclosure statement.
Comment 36: Please clarify the approximate amount of proceeds from this best efforts offering that will be sufficient to accomplish the company’s plan of operation. Currently, it is unclear what level of proceeds and additional sales are necessary to avoid the need to raise additional funds.

Answer to Comment 36:  Additional language has been added to the Continuing Plan of Operation section, discussing that the Company will be able to complete all of its plans regardless of the success of the offering, but without the offering proceeds, the Company’s plans will take longer than twelve months.  Additionally, the Company can complete its plan of operation based on revenue alone regardless of the success of the offering.

Liquidity and Capital Resources, page 39

Comment 37:  Please revise to discuss your principal sources of liquidity and clarify your needs on both a long-term and short-term (i.e., 12-month) basis.

Answer to Comment 37:  Additional language has been added in order to more completely describe the short term and long term sources of liquidity and needs.

Comment 38: Please discuss the sufficiency of your cash flows (“regardless of how many shares we sell as part of this offering”) assuming your current level of operations. Additionally, we note that you have used (not generated) cash in operations and received a going concern opinion. If you have a material deficiency, disclose the course of action that you have taken or propose to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K.

Answer to Comment 38: Amended language has been added describing the sufficiency of the Company’s cash flows.

Comment 39: We note a January 2014 media report indicating that “work has now begun on a million-dollar expansion project” for the company. Please discuss the impact of this million-dollar expansion project on liquidity. Refer to Item 303(a)(1) of Regulation S-K.

Answer to Comment 39:  The liquidity and capital resources section has been revised to account more accurately for the expansion project.  The expansion project is to be funded partly by the Company’s revenue, and partly by the proceeds from this offering.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Background Information About Our Directors and Officers, page 40

Comment 40:  Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director for the company in light of the company’s business and structure. Refer to Item 401(e)(1) of Regulation S-K

Answer to Comment 40:  The reasons for the appointments of Neil Fallon and Julie Anderson have been added to the revised disclosure statement.

Comment 41: Please disclose Mr. Madsen’s background to the same extent as in the case of executive officers. Refer to Item 401(c) of Regulation S-K.

Answer to Comment 41:  Mr. Madsen’s background has been provided in the revised disclosure statement.

Security Ownership of Certain Beneficial owners and Management, page 42

Comment 42:  Please disclose the address of each beneficial owner of 5% or more of the company’s common stock as required by Item 403(a) of Regulation S-K.

Answer to Comment 42:  The addresses for all beneficial owners of 5% or more of the company’s common stock have been added to the amended registration statement.

Comment 43:  We note that each share of preferred stock has 500 votes and the holders of preferred stock have the right to vote on any matter with the holders of common stock as a single class. Please include disclosure regarding the combined voting power of your directors and officers.

Answer to Comment 43:  The combined voting power of the Company’s officers and directors has been included in the revised beneficial ownership section.

Transactions with Related Persons, Promoters and Certain Control Persons, page 44

Comment 44: Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for the $91,551.17 debt owed to Neil Fallon and the $65,618.13 debt owed to Julie Anderson.

Answer to Comment 44: The revised disclosure statement has been amended to provide the disclosure required by Item 404(a)(5) of Regulation S-K.

Comment 45:  We note your disclosure on page F-24 that during the nine months ended September 30, 2013, the company issued a series of unsecured notes payable to shareholders for a total of approximately $84,000. Please confirm that these notes are not required to be disclosed under Item 404 of Regulation S-K.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Answer to Comment 45:  The related loans described in the footnotes to the financial statements were from Neil Fallon, Julie Anderson and Mark Meath.  The loans have been described in the revised disclosure statement under the heading “Transactions With Related Persons, Promoters and Certain Control Persons”.

Part II – Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

Comment 46: For each sale of unregistered securities, please indicate the section of the Securities Act or rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K. Where you refer to services rendered, please clarify the general nature of such services.

Answer to Comment 46:  The exemptions relied upon for the issuances listed in Item 15 have been included in the revised registration statement.  Also, a description of the services rendered have been included.

Item 17.  Undertakings, page II-4

Comment 47: Please include the undertakings required by Items 512(a)(6) and 512(h) of Regulation S-K or advise us why you believe you are not required to do so.

Answer to Comment 47:  The undertakings listed in Comment 47 have been added to the amended registration statement.

Signatures

Comment 48: Please include signatures of the principal financial officer, the principal accounting officer and a majority of the board of directors or the persons performing similar functions. In doing so, please indicate each capacity in which each person signs the registration statement. Refer to the Instructions to Signatures in Form S-1.

Answer to Comment 48: The signature page has been amended to include the requested information.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

March 7, 2014

Exhibits

Comment 49:  Please file the Funding Agreement with NUWA Group, LLC in its entirety, including all exhibits, attachments or schedules thereto. Additionally, we note that Exhibit 10.2.1 is in an inappropriate image format. Please note that while you may file electronic documents as an image as an unofficial copy, exhibits still must be filed in an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T.

Answer to Comment 49:  The Funding Agreement with NUWA Group, LLC as well as the Amendment to the Funding Agreement has been refiled with this amended registration statement in the correct format.  There are no other exhibits, attachments or schedules to the Funding Agreement.

Comment 50:  Please file Mr. Madsen’s employment agreement as an exhibit or advise us why you believe you are not required to do so.

Answer to Comment 50: Mr. Madsen’s employment agreement has been filed as Exhibit 10.3 to the revised registration statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for American Brewing Company, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com